# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mawson Infrastructure Group Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0002101945
Persons authorized to receive notices and communications: Joshua Kilgore, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957; Cam C. Hoang, Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500, Minneapolis, Minnesota (MN), 55402, (612) 492-6109

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; source of funds: working capital (WC); sole voting power 1,500,000; shared voting power 0; sole dispositive power 1,500,000; shared dispositive power 0; aggregate amount beneficially owned 1,500,000 (45.4% of the class)
  Comment: Endeavor Blockchain, LLC is 100% owned Joshua Kilgore, the managing member.
- Joshua Kilgore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,000; shared voting power 0; sole dispositive power 8,000; shared dispositive power 0; aggregate amount beneficially owned 8,000 (0.2% of the class)
- Cody Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 75,000; shared voting power 0; sole dispositive power 75,000; shared dispositive power 0; aggregate amount beneficially owned 75,000 (2.3% of the class)
- PM Squared, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 4,397; shared voting power 0; sole dispositive power 4,397; shared dispositive power 0; aggregate amount beneficially owned 4,397 (0.1% of the class)
  Comment: PM Squared, LLC is 100% owned by Phil Stanley, the managing member.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Mawson Infrastructure Group Inc.
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The common shares (the "Shares") of Mawson Infrastructure Group Inc. (the "Issuer") purchased by each of Endeavor Blockchain, LLC and PM Squared, LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The Shares of the Issuer purchased by each of Joshua Kilgore and Cody Smith were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 1,500,000 Shares beneficially owned by Endeavor Blockchain, LLC is approximately $7,785,476.53, excluding brokerage commissions. The aggregate purchase price of the 8,000 Shares beneficially owned by Joshua Kilgore is approximately $43,741.34, excluding brokerage commissions. The aggregate purchase price of the 75,000 Shares beneficially owned by Cody Smith is approximately $354,967.38, excluding brokerage commissions. The aggregate purchase price of the 4,397 Shares beneficially owned by PM Squared, LLC is approximately $20,419.12, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 29, 2026, the Issuer filed an amended complaint in the United States District Court for the District of Delaware (the "Issuer Complaint") against the Reporting Persons. The following description of the Issuer Complaint is qualified in its entirety by reference to the Issuer Complaint, which is attached as Exhibit 99.1 hereto and incorporated herein by reference. The Issuer Complaint alleges, among other things, that the Reporting Persons (i) violated the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Reporting Persons' Schedule 13D filings, including by allegedly failing to file complete and accurate disclosures and by allegedly making false and/or misleading statements and omissions, (ii) violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder in connection with the Reporting Persons' Schedule 14A disclosures, and (iii) violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in connection with alleged misstatements and omissions relating to the Reporting Persons' trading activity and intentions with respect to the Issuer. The Issuer seeks declaratory and injunctive relief, including an order enjoining the Reporting Persons from trading in the Issuer's securities and from continuing with the tender offer or other change of control transaction described in the Issuer Complaint, as well as monetary damages.

The Reporting Persons believe that, since acquiring beneficial ownership of greater than 5% of the Issuer's outstanding shares on November 24, 2025 (as previously disclosed in Amendment No. 3 to the Schedule 13D, along with the trading history of the Reporting Persons for the 60 days prior thereto, as detailed in Exhibit 99.2 to Amendment No. 3 to the Schedule 13D) based on the number of shares reported outstanding in the Issuer's SEC filings, the Reporting Persons' Schedule 13D filings have addressed the reporting requirements of Section 13(d) of the Exchange Act and thereby mooted the Issuer's purported claims. Accordingly, the Reporting Persons believe the allegations set forth in the Issuer Complaint are without merit, the Issuer is not entitled to any relief and the Reporting Persons intend to defend themselves vigorously.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended to add the following exhibit:

99.1 Amended Complaint filed by Mawson Infrastructure Group Inc. on January 29, 2026 in the United States District Court for the District of Delaware

## Signatures
- Endeavor Blockchain, LLC: /s/ Joshua Kilgore, Managing Member (02/10/2026)
- Joshua Kilgore: /s/ Joshua Kilgore, Individual (02/10/2026)
- Cody Smith: /s/ Cody Smith, Individual (02/10/2026)
- PM Squared, LLC: /s/ Phil Stanley, Managing Member (02/10/2026)